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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

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                                   ELTEK LTD.



6-K Items
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     1.   Eltek Ltd. Press Release re Eltek Implements Reorganization Plan dated
          May 1, 2003.

                                                                          ITEM 1

Press Release
                                                              Source: Eltek Ltd.
Eltek Implements Reorganization Plan

Thursday May 1, 8:04 am ET

PETACH-TIKVA, Israel, May 1 /PRNewswire-FirstCall/ -- Eltek Ltd., (Nasdaq: ELTK
- News) the leading Israeli manufacturer of advanced circuitry solutions, today announced a further stage implementation of its comprehensive re-organization plan aimed at bringing the Company's current structure and level of activity more closely in line with market conditions.

This reorganization includes personnel reduction, progressive wage reduction, and cost savings. The initiatives included in this plan fall within the broader framework of a reorganization strategy, which the Company began to implement several months ago.

Mr. Arieh Reichart, President and CEO of Eltek, said, "The actions that we implemented today represent a difficult step, but one that is essential due to the ongoing weakness in the global technology sector.

"We believe that this plan will significantly decrease Eltek's expenses, and will allow us to achieve positive cash flow. This will allow us to focus our efforts on promoting renewed Company growth."

Mr. Reichart added, "In spite of the difficulties and the uncertainties that characterize the market in which the Company operates, Eltek is encouraged by the initial results of its efforts to increase exports to Europe and the United States.

"In June, 2002 we completed the acquisition of 76% of Kubatronik, a German Company that specializes in manufacturing of multi-layer, flex-rigid and High Density Interconnect (HDI) printed circuit boards. This acquisition allows Eltek to leverage Kubatronik's marketing capabilities as we work to increase our presence in Europe.

Mr. Reichart concluded by saying, "We believe that the implementation of the latest step in our comprehensive re-organization plan which we are announcing today, coupled with the expected completion of capital raise of $500,000 in mid-May, and progress in negotiations with our banks to refinance part of our outstanding debt, will improve our financial condition and give us the necessary financial platform that will allow Eltek to grow its business as market conditions improve."

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ELTEK LTD.
                                       ----------
                                       (Registrant)



                                       By: /s/Arieh Reichart
                                           -----------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   May 1, 2003